ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

VIA EDGAR

June 27, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Ranjit Singh Pawar

Re:	Avino Silver & Gold Mines Ltd
Form 40-F for the Fiscal Year Ended December 31, 2023
Filed March 29, 2024
File No. 001-35254

Dear Mr. Pawar:

Avino Silver & Gold Mines Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 13, 2024, regarding the Company’s Form 40-F for the fiscal year ended December 31, 2023, filed with the Commission on March 29, 2024. In response to the Staff’s comments, the Company is submitting this response letter. For your convenience, we have repeated below your comment in bold, and have followed the comment with our response.

Exhibit 99.2

Note 3. Material Accounting Policies

(i) Exploration and evaluation expenditures, page 15

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Your accounting policy states that proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs. Please explain how this policy complies with the guidance in Property, Plant and Equipment - Proceeds before Intended Use, Amendments to IAS 16, which became effective for annual reporting periods beginning on or after January 1, 2022. Please also tell us the amount of revenues that were deducted from capitalized costs for both fiscal years ended December 31, 2023 and 2022.

In response to the Staff’s comment, the Company notes that this paragraph in our “Exploration and evaluation assets and development costs” section within our Material Accounting Policies should have been updated to remove the reference to “proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs” as the amendments under IAS 16 were adopted by the Company effective January 1, 2022, and the policy as presented includes a typographical error.

The amount of revenues that were deducted from capitalized costs for both fiscal years ended December 31, 2023 and 2022, were Nil and Nil, as this is not permitted under the Amendments to IAS 16. There were no sales of mineral products or farms outs in the exploration and evaluation stage during the fiscal years ended December 31, 2023 and 2022. The Company will update its accounting policy in its financial statements for the year ending December 31, 2024, to be included in the Form 40-F.

If you have further comments, please feel free to contact to the undersigned at nharte@avino.com or by telephone at (604) 682-3701.

Sincerely,

/s/ Nathan Harte
Nathan Harte
Chief Financial Officer

cc:	Daniel Eng
Lewis Brisbois

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